Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: January 6, 2004

ALTANA Aktiengesellschaft
(Translation of registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
PRESS RELEASE — ALTANA AG

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485) and dated September 24, 2003 (File No. 333-109074)

     This Report on Form 6-K contains:

–	Press Release of December 30, 2003,

–	Letter to the New York Stock Exchange, dated January 6, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: January 6, 2004	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

Postfach 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

T +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

Aventis Submits New Drug Application To FDA For Asthma Drug Alvesco®
(Ciclesonide)

Bad Homburg, Germany, Strasbourg, France, December 30, 2003 — ALTANA (NYSE: AAA; FSE: ALT) and Aventis announced today that a new drug application (NDA) has been submitted to the US Food and Drug Administration (FDA) for Alvesco® (Ciclesonide). The companies are seeking marketing approval of Alvesco® for the treatment of persistent asthma (regardless of severity) in adults, adolescents and children four years of age and older. ALTANA and Aventis signed an agreement in 2001 to jointly develop and market Alvesco® in the United States.

Alvesco is a new generation inhaled corticosteroid with novel release and distribution properties. Inhaled corticosteroids are considered to be the foundation of asthma treatment, and they work by reducing inflammation — the underlying disease process — in the lungs and airways. The most frequently reported adverse events seen in Alvesco® US clinical trials were nasopharyngitis, headache and upper respiratory tract infection.

“Alvesco is an innovative new asthma therapy that, if approved, we believe offers an important treatment for patients with asthma,” said Hans-Joachim Lohrisch, Member of the Board of ALTANA AG and Chief Executive Officer of ALTANA Pharma. “Alvesco is an important product in ALTANA’s respiratory franchise, as it provides the company with a product with which to expand our presence in the US market and reinforce our commitment to providing innovative treatments for respiratory diseases.”

“Alvesco represents our continued commitment to providing patients with innovative new therapies for the treatment of respiratory disease,” said Frank L. Douglas, Executive Vice President for Drug Innovation and Approval and a member of the Management Board of Aventis. “Based on what we have seen in our clinical trials, we expect Alvesco to help fulfill an unmet medical need that still exists in the treatment of asthma.”

Concurrent with the submission, Aventis has initiated a Phase IIIb, 12-month trial to further profile the safety and tolerability of high doses of Alvesco in adult patients with moderate to severe asthma. This trial will characterize the occurrence of lens opacity ocular events, as sometimes seen in patients who are treated with high doses of inhaled corticosteroids, including a small number of patients during one phase III Alvesco trial. The study was not a prerequisite for submission of the NDA to the US FDA.

About Asthma
Asthma is a chronic disease of the lungs and airways. It is characterized by wheezing, coughing and a tightening of the airways, which causes shortness of breath and can be life-threatening. According to the American Academy of Allergy, Asthma and Immunology, more than 17 million Americans are currently estimated to have asthma.

For ALTANA
This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include information on the expected advantage in the treatment of asthma with ALTANA’s pharmaceutical Alvesco®. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include currently unknown and unforeseeable side effects of ALTANA’s product.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For Aventis
Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -“Document de Référence"- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers”.

This press release is also available on the Internet at www.altana.com or visit the Aventis Web site at www.aventis.com

For inquiries please contact:

ALTANA AG	Investor Relations:
Dr. Thomas Gauly	Tel: + 49 (0) 6172 1712-163
Head of Corporate Communications &	Tel: + 49 (0) 6172 1712-165
Investor Relations	Fax: + 49 (0) 6172 1712-158

Media Relations:	Investor Relations USA:
Tel: + 49 (0) 6172 1712-160	Tel: +1 212 974 98 00
Tel: + 49 (0) 6172 1712-168	Fax: +1 212 974 61 90
Fax: + 49 (0) 6172 1712-158

Aventis Contacts

Corinne Hoff	Lise Geduldig
Aventis Global Media Relations	Aventis US Product Communications
Tel: +33 (0) 3 88 99 19 16	Tel: 908-243-6580
Corinne.Hoff@Aventis.com	Lise.Geduldig@Aventis.com

Melissa Feltmann
Aventis US Product Communications
Tel: 908-243-7080
Melissa.Feltmann@Aventis.com

By Telefax-No. 001-212-656-5071 and by mail	ALTANA AG

Mr. Stefan Jekel Account Representative International Client Services New York Stock Exchange, Inc. 20 Broad Street New York, New York 10005 U.S.A.	Postfach 1244 61282 Bad Homburg v.d.H. Herbert-Quandt-Haus Am Pilgerrain 15 61352 Bad Homburg v.d.H. Deutschland T +49 (0) 6172 1712-0 F +49 (0) 6172 1712-5 50 www.altana.de

January 6th, 2004

ALTANA Aktiengesellschaft

Dear Mr. Jekel,

in accordance with Section 204.33 of the NYSE Listed Company Manual we hereby submit information about the re-purchase and re-sale of ALTANA shares by ALTANA AG during the fourth quarter of 2003.

Shares have been re-purchased and re-sold exclusively in transactions executed on the Frankfurt Stock Exchange.

–	Number of treasury shares held by ALTANA AG as per October 1st, 2003: 4,481.849

–	Number of shares re-purchased from October 1st to December 31st, 2003: 101.100

–	Number of shares disposed of from October 1st to December 31st, 2003: 449.754

–	Number of treasury shares held by ALTANA AG on December 31st, 2003: 4,133.195

With kind regards,
ALTANA AG

/s/ Paul Reuter	/s/ Rudolf Pietzke

Dr. Paul Reuter	Dr. Rudolf Pietzke

Vorsitzender des Aufsichtsrats: Justus Mische Vorstand: Dr. h. c. Nikolaus Schweickart (Vorsitzender) Dr. Hermann Küllmer, Dr. Hans-Joachim Lohrisch, Dr. Matthias Wolfgruber

Sitz und Registergericht: Bad Homburg v. d. Höhe, HRB-Nr. 1933